For the fiscal year ended (a) 2/28/02
File number (c) 811-3712

	SUB-ITEM 77M
	Mergers

On March 28, 2001, Prudential Government Income Fund, Inc.
(The Registrant), acquired all the net assets of Prudential Government Securities Trust (Short-Intermediate Term Series), pursuant to a plan of reorganization approved by Prudential Government Securities Trust (Short-Intermediate Term Series) shareholders on March 22, 2001. The reorganization was approved by the Directors of the Registrant on August 23, 2000 and November 15, 2000 but did not require the approval of the Registrant's shareholders. The acquisition was accomplished on March 28, 2001, by a exchange of the Short-Intermediate Term Series Class A, B, C and Z shares into Prudential Government Income Fund, Inc. Class A, B, C and Z shares.